Exhibit 23.6

FINANCIAL AND M&A ADVISOR’S CONSENT

Chardan consents to the inclusion of its assessment of valuation of Ucommune Group Holdings Limited only in the capacity as Orisun’s non-exclusive financial and M&A advisor, not as a third party fairness opinion provider. Such assessment of valuation was not intended to be used as, nor should it be deemed, an opinion to the fairness of the Business Combination.

/s/Chardan Capital Markets, LLC
Chardan Capital Markets, LLC
New York, NY
October 30, 2020